FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Loncor Resources Inc. (the "Company")
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

February 18, 2015.

3.	News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Marketwired on February 18, 2015.

4.	Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5.	Full Description of Material Change

5.1	Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Multilateral Instrument 61-101

Arnold T. Kondrat ("Kondrat"), who is a director and senior officer of the Company (and also a holder of more than 10% of the outstanding shares of the Company) purchased 3,500,000 common shares of the Company (the "Purchased Shares") at a price of Cdn$0.06 per share issued by the Company under a private placement financing (the "Financing") completed by the Company, as set out in the attached News Release. The issuance of the Purchased Shares to Kondrat is a "related party transaction" within the meaning of Multilateral Instrument 61-101 entitled Protection of Minority Security Holders in Special Transactions ("MI 61-101") (a director of the Company is a "related party" of the Company within the meaning of MI 61-101).

Section 5.2 of MI 61-101 requires that certain information be disclosed in this material change report with respect to the Financing, as follows:

(a)	Description of the transaction and its material terms:

See the attached News Release.

(b)	Purpose and business reasons for the transaction:

To provide funds for the Company to be used by the Company for general corporate purposes.

(c)	Anticipated effect of the transaction on the issuer's business and affairs:

The Financing improved the Company's financial position by providing funds to be used by the Company for general corporate purposes. The Financing also resulted in a significant number of shares being issued by the Company, as set out in the attached News Release.

(d)

Description of (i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Immediately prior to the closing of the Financing, Kondrat held 10,300,818 (or 14.03%) of the outstanding common shares of the Company. Taking into account the Purchased Shares acquired under the Financing, Kondrat now owns a total of 13,800,818 (or 16.95%) of the outstanding common shares of the Company.

(e)

Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Financing was unanimously approved by the board of directors of the Company.

(f)

Summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable (see item 8(i) of this report below).

(g)

Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h)

General nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

Not applicable.

(i)

Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101 and the facts supporting reliance on the exemptions:

Under subsections 5.5(a) and 5.7(1)(a) of MI 61-101, the Company is exempted from the requirements under MI 61-101 of having to perform a formal valuation and obtain minority shareholder approval in connection with the issuance of the Purchased Shares to Kondrat under the Financing, as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as they involve interested parties, exceeds 25% of the Company’s market capitalization, calculated in accordance with MI 61-101, at the time the transaction was agreed. The Purchased Shares represent 4.3% of the currently outstanding common shares of the Company, taking into account the completion of the Financing.

9.	Executive Officer

Arnold T. Kondrat (President and Chief Executive Officer) - (416) 366-2221.

10.	Date of Report

March 2, 2015.

Schedule "A"

PRESS RELEASE

Loncor Closes Private Placement Financing

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – February 18, 2015 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN") announces that, further to its January 21, 2015 press release, it has closed a non-brokered private placement of 8,000,000 common shares of the Company (the "Shares") at a price of Cdn$0.06 per Share for proceeds to the Company of Cdn$480,000. The Company intends to use the proceeds from this financing (the "Financing") for general corporate purposes. Arnold T. Kondrat purchased 3,500,000 of the Shares. Mr. Kondrat is interim President and Chief Executive Officer and a director of the Company and, taking into account the Shares acquired under the Financing, now holds 13,800,818 (or 16.95%) of the outstanding common shares of the Company.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has a number of prospecting permits for various minerals including gold over an area covering 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus. Loncor also owns or controls 51 exploration permits covering areas in North Kivu province. Both areas have historic gold production. Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.